Dated June 10, 2021
Filed pursuant to Rule 433
Registration Statement No. 333-238729

70 E. Long Lake Rd.
Bloomfield Hills, MI 48304
www.agreerealty.com

FOR IMMEDIATE RELEASE

AGREE REALTY ANNOUNCES COMMON STOCK OFFERING

Bloomfield Hills, MI, June 10, 2021 — Agree Realty Corporation (NYSE: ADC) (the “Company”) today announced that it commenced an underwritten public offering of 4,000,000 shares of its common stock. The closing of the offering is expected to occur on or about June 15, 2021, subject to the satisfaction of customary closing conditions. In connection with the offering, the Company expects to grant the underwriter a 30-day option to purchase up to an additional 600,000 shares of common stock.

The Company intends to use the net proceeds of the offering to reduce amounts outstanding under its revolving credit facility, to fund property acquisitions and development activity, for working capital and for general corporate purposes.

Citigroup is acting as the sole underwriter for the offering.

Copies of the prospectus supplement and accompanying prospectus relating to this offering, when available, may be obtained by contacting: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146).

The shares of common stock are being offered by the Company pursuant to an effective shelf registration statement on Form S-3 (File No. 333-238729) and related prospectus which was filed by the Company on May 27, 2020 with the Securities and Exchange Commission (“SEC”) and was automatically effective upon filing, and was amended by post-effective amendments no. 1 and no. 2 filed with the SEC on August 12, 2020 and May 5, 2021, respectively. The offering of the securities will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and accompanying prospectus relating to the securities being offered will be filed with the SEC. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Agree Realty Corporation

Agree Realty Corporation is a publicly traded real estate investment trust that is RETHINKING RETAIL through the acquisition and development of properties net leased to industry-leading, omni-channel retail tenants.  As of March 31, 2021, the Company owned and operated a portfolio of 1,213 properties, located in 46 states and containing approximately 24.2 million square feet of gross leasable area.  The Company’s common stock is listed on the New York Stock Exchange under the symbol “ADC”.  For additional information on the Company and RETHINKING RETAIL, please visit www.agreerealty.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including statements about the terms and size of the offering, the intended use of proceeds from the offering, if any, that represent the Company’s expectations and projections for the future. No assurance can be given that the offering discussed above will be completed on the terms described or at all, or that the net proceeds of the offering will be used as indicated. Although these forward-looking statements are based on good faith beliefs, reasonable assumptions and the Company’s best judgment reflecting current information, you should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could materially affect the Company’s results of operations, financial condition, cash flows, performance or future achievements or events. Currently, one of the most significant factors, however, is the potential adverse effect of the current pandemic of the novel coronavirus, or COVID-19, on the financial condition, results of operations, cash flows and performance of the Company and its tenants, the real estate market and the global economy and financial markets. The extent to which COVID-19 impacts the Company and its tenants will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Moreover, investors are cautioned to interpret many of the risks identified in the risk factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and other SEC filings, as well as the risks set forth below, as being heightened as a result of the ongoing and numerous adverse impacts of COVID-19. Additional important factors, among others, that may cause the Company’s actual results to vary include the general deterioration in national economic conditions, weakening of real estate markets, decreases in the availability of credit, increases in interest rates, adverse changes in the retail industry, the Company’s continuing ability to qualify as a REIT and other factors discussed in the Company’s reports filed with the SEC. The forward-looking statements included in this press release are made as of the date hereof. Unless legally required, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events, changes in the Company’s expectations or assumptions or otherwise.

For further information about the Company’s business and financial results, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of the Company’s SEC filings, including, but not limited to, its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, copies of which may be obtained at the Investor Relations section of the Company’s website at www.agreerealty.com.

###

Contact:

Simon Leopold

Chief Financial Officer

Agree Realty Corporation

(248) 737-4190